FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month July, 2022

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News
2.	Unaudited Financial results for the quarter ended June 30, 2022
3.	Limited review reports
4.	Press Release

Item 1

OTHER NEWS

Subject: Outcome of Board Meeting held on July 23, 2022

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock Exchanges

In terms of Regulations 30, 33, 52(4) and other applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we enclose herewith the following:

1.	Copy of the unaudited financial results (standalone and consolidated) for the quarter ended June 30, 2022 which have been approved by the Board of Directors of the Bank at its Meeting held today.

2.	Copy of limited review reports submitted by the statutory auditors of the Bank.

A copy of the press release being issued in this connection is also attached.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

 Item 2

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Phone: 022-26538900, Fax: 022-26531228, Email: companysecretary@icicibank.com Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS
(₹ in crore)
Sr. no.	Particulars			Three months ended			Year ended
				June 30, 2022 (Q1-2023)	March 31, 2022 (Q4-2022)	June 30, 2021 (Q1-2022)	March 31, 2022 (FY2022)
				(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			23,671.54	22,674.90	20,383.41	86,374.55
	a)	Interest/discount on advances/bills		17,634.32	16,876.68	14,984.58	63,833.56
	b)	Income on investments		4,581.78	4,219.39	4,041.51	16,409.27
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		481.38	612.98	140.77	1,560.83
	d)	Others		974.06	965.85	1,216.55	4,570.89
2.	Other income			4,665.20	4,737.42	3,995.86	18,517.53
3.	TOTAL INCOME (1)+(2)			28,336.74	27,412.32	24,379.27	104,892.08
4.	Interest expended			10,461.52	10,070.34	9,447.65	38,908.45
5.	Operating expenses (e)+(f)			7,566.33	7,049.04	6,037.22	26,733.32
	e)	Employee cost		2,849.21	2,428.93	2,374.39	9,672.75
	f)	Other operating expenses		4,717.12	4,620.11	3,662.83	17,060.57
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			18,027.85	17,119.38	15,484.87	65,641.77
7.	OPERATING PROFIT (3)–(6)			10,308.89	10,292.94	8,894.40	39,250.31
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 4)			1,143.82	1,068.95	2,851.69	8,641.42
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			9,165.07	9,223.99	6,042.71	30,608.89
10.	Exceptional items			..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			9,165.07	9,223.99	6,042.71	30,608.89
12.	Tax expense (g)+(h)			2,260.13	2,205.28	1,426.69	7,269.40
	g)	Current period tax		2,239.21	1,770.40	1,301.78	6,297.68
	h)	Deferred tax		20.92	434.88	124.91	971.72
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			6,904.94	7,018.71	4,616.02	23,339.49
14.	Extraordinary items (net of tax expense)			..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			6,904.94	7,018.71	4,616.02	23,339.49
16.	Paid-up equity share capital (face value ₹ 2 each)			1,391.48	1,389.97	1,385.22	1,389.97
17.	Reserves excluding revaluation reserves			172,904.46	165,659.93	147,894.71	165,659.93
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.19%	0.19%	0.20%	0.19%
	ii)	Capital adequacy ratio (Basel III)		18.04%	19.16%	18.71%	19.16%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	9.93	10.10	6.67	33.66
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	9.75	9.90	6.54	32.98
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		33,163.15	33,919.52	43,148.28	33,919.52
	ii)	Net non-performing customer assets		6,656.15	6,960.89	9,305.83	6,960.89
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		3.41%	3.60%	5.15%	3.60%
	iv)	% of net non-performing customer assets to net customer assets		0.70%	0.76%	1.16%	0.76%
20.	Return on assets (annualised)			1.98%	2.11%	1.54%	1.84%
21.	Net worth[2]			166,036.35	158,769.75	139,665.44	158,769.75
22.	Outstanding redeemable preference shares			..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00
24.	Debt-equity ratio[3]			0.38	0.44	0.49	0.44
25.	Total debts to total assets[4]			8.16%	7.60%	7.30%	7.60%
1.	At June 30, 2022, the percentage of gross non-performing advances (net of write-off) to gross advances was 3.53% (March 31, 2022: 3.76%, June 30, 2021: 5.51%) and net non-performing advances to net advances was 0.74% (March 31, 2022: 0.81%, June 30, 2021: 1.26%).
2.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015.
3.	Debt represent borrowings with residual maturity of more than one year.
4.	Total debt represents total borrowings of the Bank.

SUMMARISED STANDALONE BALANCE SHEET
(₹ in crore)
Particulars	At
	June 30, 2022	March 31, 2022	June 30, 2021
	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,391.48	1,389.97	1,385.22
Employees stock options outstanding	387.33	266.41	2.64
Reserves and surplus	176,099.56	168,855.59	150,988.30
Deposits	1,050,349.04	1,064,571.61	926,223.94
Borrowings (includes subordinated debt)	115,454.47	107,231.36	89,130.82
Other liabilities and provisions	71,898.94	68,982.80	52,923.50
Total Capital and Liabilities	1,415,580.82	1,411,297.74	1,220,654.42

Assets
Cash and balances with Reserve Bank of India	90,759.42	109,522.82	67,315.01
Balances with banks and money at call and short notice	22,464.01	58,299.54	38,549.26
Investments	321,252.23	310,241.00	294,848.74
Advances	895,624.81	859,020.44	738,597.86
Fixed assets	9,399.78	9,373.82	8,956.43
Other assets	76,080.57	64,840.12	72,387.12
Total Assets	1,415,580.82	1,411,297.74	1,220,654.42

CONSOLIDATED FINANCIAL RESULTS
(₹ in crore)
Sr. no.	Particulars		Three months ended			Year ended
			June 30, 2022 (Q1-2023)	March 31, 2022 (Q4-2022)	June 30, 2021 (Q1-2022)	March 31, 2022 (FY2022)
			(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		26,158.60	24,999.46	22,615.16	95,406.87
	a)	Interest/discount on advances/bills	18,453.74	17,680.63	15,697.44	66,886.54
	b)	Income on investments	6,126.29	5,623.55	5,480.06	21,990.64
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	562.74	684.42	197.45	1,819.60
	d)	Others	1,015.83	1,010.86	1,240.21	4,710.09
2.	Other income		13,059.73	17,834.60	12,736.81	62,129.45
3.	TOTAL INCOME (1)+(2)		39,218.33	42,834.06	35,351.97	157,536.32
4.	Interest expended		11,089.06	10,633.93	10,067.81	41,166.67
5.	Operating expenses (e)+(f)		17,006.69	20,672.09	15,870.84	73,151.73
	e)	Employee cost	3,587.18	3,115.32	2,971.77	12,341.60
	f)	Other operating expenses	13,419.51	17,556.77	12,899.07	60,810.13
6.	TOTAL EXPENDITURE (4)+(5)		28,095.75	31,306.02	25,938.65	114,318.40
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		11,122.58	11,528.04	9,413.32	43,217.92
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 4)		1,130.79	1,103.27	2,970.67	8,976.65
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		9,991.79	10,424.77	6,442.65	34,241.27
10.	Exceptional items		..	..	..	..
11.	Add: Share of profit in associates		211.26	178.76	127.91	754.43
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		10,203.05	10,603.53	6,570.56	34,995.70
13.	Tax expense (g)+(h)		2,504.86	2,514.42	1,651.90	8,457.44
	g)	Current period tax	2,483.77	2,021.74	1,562.54	7,404.45
	h)	Deferred tax	21.09	492.68	89.36	1,052.99
14.	Less: Share of profit/(loss) of minority shareholders		313.66	370.17	155.89	1,428.16
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		7,384.53	7,718.94	4,762.77	25,110.10
16.	Extraordinary items (net of tax expense)		..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)		7,384.53	7,718.94	4,762.77	25,110.10
18.	Paid-up equity share capital (face value ₹ 2/- each)		1,391.48	1,389.97	1,385.22	1,389.97
19.	Reserves excluding revaluation reserves		184,692.05	177,167.61	158,124.94	177,167.61
20.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		10.62	11.11	6.88	36.21
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		10.41	10.88	6.74	35.44

SUMMARISED CONSOLIDATED BALANCE SHEET
(₹ in crore)
Particulars	At
	June 30, 2022	March 31, 2022	June 30, 2021
	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,391.48	1,389.97	1,385.22
Employees stock options outstanding	387.33	266.41	2.64
Reserves and surplus	187,919.99	180,396.11	161,250.22
Minority interest	6,018.39	5,980.89	5,488.25
Deposits	1,077,789.55	1,091,365.79	954,953.92
Borrowings (includes subordinated debt)	166,064.37	161,602.68	136,896.16
Liabilities on policies in force	218,825.18	228,827.20	212,817.05
Other liabilities and provisions	84,380.89	82,808.33	63,937.56
Total Capital and Liabilities	1,742,777.18	1,752,637.38	1,536,731.02

Assets
Cash and balances with Reserve Bank of India	90,798.15	109,630.71	67,353.32
Balances with banks and money at call and short notice	36,791.44	73,495.27	53,126.22
Investments	565,576.78	567,097.72	530,056.33
Advances	957,206.97	920,308.14	798,499.03
Fixed assets	10,654.95	10,605.41	10,164.78
Other assets	81,647.56	71,398.80	77,430.01
Goodwill on consolidation	101.33	101.33	101.33
Total Assets	1,742,777.18	1,752,637.38	1,536,731.02

CONSOLIDATED SEGMENTAL RESULTS
(₹ in crore)
Sr. no.	Particulars	Three months ended			Year ended
		June 30, 2022 (Q1-2023)	March 31, 2022 (Q4-2022)	June 30, 2021 (Q1-2022)	March 31, 2022 (FY2022)
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Segment Revenue
a	Retail Banking	23,388.01	22,283.09	19,707.34	84,639.22
b	Wholesale Banking	10,869.29	10,487.16	9,469.78	39,971.49
c	Treasury	18,358.07	17,443.70	16,147.48	67,321.09
d	Other Banking	625.54	651.56	705.35	2,778.41
e	Life Insurance	8,997.79	13,340.18	9,184.14	45,340.24
f	Others	2,054.00	2,222.75	2,103.79	8,733.25
	Total segment revenue	64,292.70	66,428.44	57,317.88	248,783.70
	Less: Inter segment revenue	25,074.37	23,594.38	21,965.91	91,247.38
	Income from operations	39,218.33	42,834.06	35,351.97	157,536.32
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	3,809.66	4,643.24	389.41	11,400.39
b	Wholesale Banking	3,688.38	3,277.46	1,908.46	9,052.93
c	Treasury	2,608.92	2,323.45	2,668.09	9,674.48
d	Other Banking	204.76	59.67	145.32	627.12
e	Life Insurance	155.69	221.09	(215.82)	790.56
f	Others	921.16	1,159.28	954.49	4,349.99
g	Unallocated expenses	(1,050.00)	(1,025.00)	1,050.00	25.00
	Total segment results	10,338.57	10,659.19	6,899.95	35,920.47
	Less: Inter segment adjustment	346.78	234.42	457.30	1,679.20
	Add: Share of profit in associates	211.26	178.76	127.91	754.43
	Profit before tax and minority interest	10,203.05	10,603.53	6,570.56	34,995.70
3.	Segment assets
a	Retail Banking	510,367.43	487,651.93	417,429.46	487,651.93
b	Wholesale Banking	393,716.21	379,091.80	328,226.41	379,091.80
c	Treasury	489,508.32	521,896.09	451,026.22	521,896.09
d	Other Banking	69,113.82	68,286.69	71,442.53	68,286.69
e	Life Insurance	233,435.29	244,006.42	227,515.01	244,006.42
f	Others	48,327.08	51,653.48	40,767.08	51,653.48
g	Unallocated	9,610.65	10,572.66	13,533.77	10,572.66
	Total	1,754,078.80	1,763,159.07	1,549,940.48	1,763,159.07
	Less: Inter segment adjustment	11,301.62	10,521.69	13,209.46	10,521.69
	Total segment assets	1,742,777.18	1,752,637.38	1,536,731.02	1,752,637.38
4.	Segment liabilities
a	Retail Banking	783,552.78	791,894.25	699,657.43	791,894.25
b	Wholesale Banking	316,624.92	321,390.70	263,529.57	321,390.70
c	Treasury	140,857.76	133,045.58	112,399.38	133,045.58
d	Other Banking	49,820.28	49,428.36	53,335.59	49,428.36
e	Life Insurance	224,521.49	234,991.26	219,206.66	234,991.26
f	Others	40,502.77	44,120.97	33,963.30	44,120.97
g	Unallocated	8,500.00	6,235.46	5,210.46	6,235.46
	Total	1,564,380.00	1,581,106.58	1,387,302.39	1,581,106.58
	Less: Inter segment adjustment	11,301.62	10,521.69	13,209.45	10,521.69
	Total segment liabilities	1,553,078.38	1,570,584.89	1,374,092.94	1,570,584.89
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(273,185.35)	(304,242.32)	(282,227.97)	(304,242.32)
b	Wholesale Banking	77,091.29	57,701.10	64,696.84	57,701.10
c	Treasury	348,650.56	388,850.51	338,626.83	388,850.51
d	Other Banking	19,293.54	18,858.33	18,106.94	18,858.33
e	Life Insurance	8,913.80	9,015.16	8,308.35	9,015.16
f	Others	7,824.31	7,532.51	6,803.78	7,532.51
g	Unallocated	1,110.65	4,337.20	8,323.31	4,337.20
	Total capital employed	189,698.80	182,052.49	162,638.08	182,052.49

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) guidelines on 'Segmental Reporting' and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
RBI through its circular dated April 7, 2022 on establishment of Digital Banking Units (DBUs), has prescribed reporting of Digital Banking segment as a sub-segment of Retail Banking segment. The proposed DBUs of the Bank are yet to commence operations and considering the on-going discussions of the DBU Working Group formed by Indian Banks' Association (IBA) (with representation of banks and RBI), reporting of Digital Banking segment will be implemented by the Bank based on the decision of the DBU Working Group.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
8.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on July 23, 2022. The joint statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial results for Q1-2023.
2.	The financial results have been prepared in accordance with the recognition and measurement principles given in Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under the Companies Act, 2013.
3.	The Covid-19 pandemic impacted economic activity during the last two fiscal years. Currently, while the number of new Covid-19 cases have reduced significantly and the Government of India has withdrawn Covid-19 related restrictions, the future trajectory of the pandemic may have an impact on the results of the Bank and the Group.
4.	During Q1-2023, the Bank has made an additional contingency provision of ₹ 1,050.00 crore on a prudent basis. Accordingly, the Bank holds contingency provision of ₹ 8,500.00 crore at June 30, 2022.
5.	During Q1-2023, the Bank has allotted 7,583,521 equity shares of ₹ 2 each pursuant to exercise of employee stock options.
6.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio and details of loans transferred/acquired under the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 is available at https://www.icicibank.com/regulatory-disclosure.page.
7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The amounts for Q4-2022 are balancing figures between the figures as per the audited financial statements for FY2022 and the published figures for 9M-2022.
9.	The above standalone and consolidated financial results for Q1-2023, Q4-2022 and FY2022 have been reviewed/audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP (formerly Khimji Kunverji & Co LLP), Chartered Accountants. The standalone and consolidated financial results for Q1-2022 were reviewed by another firm of Chartered Accountants, Walker Chandiok & Co LLP, on which they had issued unmodified conclusion.
10.	₹ 1 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

Anup Bagchi
Mumbai	Executive Director
July 23, 2022	DIN-00105962

 Item 3

MSKA & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditor’s review report on unaudited standalone quarterly financial results of ICICI Bank Limited under Regulation 33 and Regulation 52(4) read with Regulation 63 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of ICICI Bank Limited ("the Bank") for the quarter ended 30 June 2022 ("the Statement''), being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 as amended (“Listing Regulations”), except for the disclosures relating to Pillar 3 disclosures as at 30 June 2022, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 06 to the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Bank's Management and approved by the Board of Directors of the Bank, has been prepared in accordance with the recognition and measurement principles laid down in the Accounting Standard (“AS”) 25 “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘RBI’) from time to time (‘RBI Guidelines’) and other recognised accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review in accordance with the Standard on Review Engagements (“SRE”) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder, RBI Guidelines and other accounting principles generally accepted in India has not disclosed the information required to be disclosed in terms of Listing Regulations including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters, except for the disclosures relating to Pillar 3 disclosures as at 30 June 2022, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 06 to the Statement and have not been reviewed by us.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

5.	The financial results of the Bank for the corresponding quarter ended 30 June 2021 was reviewed by another auditors whose report dated 24 July 2021 expressed an unmodified conclusion on those financial results. Our conclusion is not modified in respect of this matter.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No.105047W	ICAI Firm Registration No.105146W/W100621

Tushar Kurani	Gautam Shah
Partner	Partner
ICAI Membership No.: 118580	ICAI Membership No.: 117348
UDIN: 22118580ANMMPJ946	UDIN: 22117348ANMLUD3749

Place: Mumbai	Place: Mumbai
Date: 23 July 2022	Date: 23 July 2022

MSKA & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditor’s review report on unaudited consolidated quarterly financial results of ICICI Bank Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited consolidated financial results of ICICI Bank Limited (“the Parent” or "the Bank") and its subsidiaries (the parent and its subsidiaries together referred to as “the Group”) and its share of the net profit after tax/(loss) after tax of its associates for the quarter ended 30 June 2022 ("the Statement''), being submitted by the Parent pursuant to the requirements of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the Regulations”), except for the disclosures relating to consolidated Pillar 3 disclosures as at 30 June 2022, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 06 to the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Parent's Management and approved by the Parent’s Board of Directors of the Bank, has been prepared in accordance with the recognition and measurement principles laid down in the Accounting Standard (“AS”) 25 “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013, read with relevant rules thereunder, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time (“RBI guidelines”) and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (“SRE”) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular Issued by the SEBI under Regulation 33(8) of the Regulations, as amended, to the extent applicable.

4.	The Statement includes the results/information of the entities referred in Annexure 1

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review/audit reports of other auditors referred to in paragraph 8 & 9 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the applicable AS, RBI Guidelines and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Regulations including the manner in which it is to be disclosed, or that it contains any material misstatement, except for the disclosures relating to Pillar 3 disclosures as at 30 June 2022, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 06 to the Statement and have not been reviewed by us.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

6.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited (“ICICI Life”), vide their audit report dated 16 July 2022 have expressed an unmodified opinion and have reported in the 'Other Matter' section that 'The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 June 2022 is the responsibility of the Company's Panel Actuary (the “Appointed Actuary”). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 June 2022 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI') and the Institute of Actuaries of India in concurrence with the Authority. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect or which premium has been discontinued but liability exists, as contained in the condensed standalone interim financial statements of the Company’. Our conclusion on the Statement is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI Life.

7.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited (‘ICICI General’), vide their audit report dated 19 July 2022, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR'), Incurred But Not Enough Reported ('IBNER') and the Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 30 June 2022 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial results of the Company’. Our conclusion on the Statement is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI General.

8.	We did not review/ audit the interim financial statements / financial results of ten subsidiaries included in the Statement, whose interim financial statements / financial results, reflect total assets of Rs.334,287.31 crore (before consolidation adjustments), total revenues of Rs.11,424.95 crore (before consolidation adjustments), total net profit after tax of Rs.930.48 crore (before consolidation adjustments) for the period ended 30 June 2022, as considered in the Statement. This interim financial statements / financial results have been reviewed/audited by other auditors whose review/audit reports have been furnished to us by the Management, and our conclusion in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the review/audit reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above. Further, of these subsidiaries, three subsidiaries are located outside India whose interim financial statements have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed/audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our review report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors. According to the information and explanations given to us by the management, the interim financial statements of these three subsidiaries are not material to the Group. Our conclusion on the Statement is not modified in respect of the above matter.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

9.	The Statement also includes the Group's share of net profit after tax after tax of Rs.167.64 crore for the period ended 30 June 2022, as considered in the Statement, in respect of an associate, whose financial results have not been audited by us. These financial results have been reviewed by other auditors whose reports have been furnished to us by the Management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of this associate, is based solely on the reports of the other auditors and the procedures performed by us as stated in paragraph 3 above. Our conclusion on the Statement is not modified in respect of the above matter.

10.	The Statement includes the interim financial statements / financial results of six subsidiaries which have not been reviewed/audited by their auditors, whose interim financial statements / financial results reflect total assets of Rs.365.79 crore (before consolidation adjustments) total revenue of Rs.21.42 crore (before consolidation adjustments), total net loss after tax of Rs.6.18 crore (before consolidation adjustments) for the period ended 30 June 2022, as considered in the Statement. The Statement also includes the Group's share of net profit after tax of Rs.43.64 crore (before consolidation adjustments) for the period ended 30 June 2022, as considered in the Statement, in respect of seven associates, based on their interim financial statements / financial results which have not been reviewed/audited by their auditors. According to the information and explanations given to us by the Management, these interim financial statements / financial results are not material to the Group. Our conclusion on the Statement is not modified in respect of the above matter.

11.	The consolidated financial results of the Bank for the corresponding period ended 30 June 2021 were reviewed by another auditors whose report dated 24 July 2021 expressed an unmodified conclusion on those consolidated financial results. Our conclusion on the Statement is not modified in respect of above matter.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No.105047W	ICAI Firm Registration No.105146W/W100621

Tushar Kurani	Gautam Shah
Partner	Partner
ICAI Membership No.: 118580	ICAI Membership No.: 117348
UDIN: 22118580ANMNKW5032	UDIN: 22117348ANMLQL1824

Place: Mumbai	Place: Mumbai
Date: 23 July 2022	Date: 23 July 2022

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

Annexure 1

List of entities included in the Statement

Holding Company

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank Canada

3.	ICICI Bank UK PLC

4.	ICICI International Limited

5.	ICICI Prudential Life Insurance Company Limited

6.	ICICI Prudential Pension Funds Management Company Limited

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Home Finance Company Limited

9.	ICICI Investment Management Company Limited

10.	ICICI Securities Limited

11.	ICICI Securities Holdings Inc.

12.	ICICI Securities Inc.

13.	ICICI Venture Funds Management Company Limited

14.	ICICI Trusteeship Services Limited

15.	ICICI Prudential Asset Management Company Limited

16.	ICICI Prudential Trust Limited

17.	ICICI Strategic Investments Limited

Associates

18.	ICICI Lombard General Insurance Company Limited

19.	I-Process Services (India) Private Limited

20.	NIIT Institute of Finance Banking and Insurance Trading Limited

21.	ICICI Merchant Services Private Limited

22.	Arteria Technologies Private Limited

23.	India Infradebt Limited

24.	India Advantage Fund III

25.	India Advantage Fund IV

 Item 4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 23, 2022

Performance Review: Quarter ended June 30, 2022

•	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 19% year-on-year to ₹ 10,273 crore (US$ 1.3 billion) in the quarter ended June 30, 2022 (Q1-2023)

•	Net interest income grew by 21% year-on-year in Q1-2023

•	Profit after tax grew by 50% year-on-year to ₹ 6,905 crore (US$ 874 million) in Q1-2023

•	Total period-end deposits grew by 13% year-on-year to ₹ 1,050,349 crore (US$ 133.0 billion) at June 30, 2022

•	Average current account and savings account (CASA) ratio was 45.8% in Q1-2023

•	Domestic loan portfolio grew by 22% year-on-year

•	Net NPA ratio declined to 0.70% at June 30, 2022 from 0.76% at March 31, 2022

•	Provisioning coverage ratio on non-performing assets was 79.6% at June 30, 2022

•	Including profits for Q1-2023, total capital adequacy ratio was 18.74% and Tier-1 capital adequacy ratio was 17.95%, on a standalone basis, at June 30, 2022

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended June 30, 2022 (Q1-2023). The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended June 30, 2022.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 19% year-on-year to ₹ 10,273 crore (US$ 1.3 billion) in Q1-2023 from ₹ 8,605 crore (US$ 1.1 billion) in the quarter ended June 30, 2021 (Q1-2022); excluding dividend income from subsidiaries/associates, core operating profit grew by 21% year-on-year in Q1-2023

•	Net interest income (NII) increased by 21% year-on-year to ₹ 13,210 crore (US$ 1.7 billion) in Q1-2023 from ₹ 10,936 crore (US$ 1.4 billion) in Q1-2022

•	The net interest margin was 4.01% in Q1-2023 compared to 3.89% in Q1-2022 and 4.00% in the quarter ended March 31, 2022 (Q4-2022)

•	Non-interest income, excluding treasury income, increased by 25% year-on-year to ₹ 4,629 crore (US$ 586 million) in Q1-2023 from ₹ 3,706 crore (US$ 469 million) in Q1-2022

•	Fee income grew by 32% year-on-year to ₹ 4,243 crore (US$ 537 million) in Q1-2023 from ₹ 3,219 crore (US$ 408 million) in Q1-2022. Fees from retail, rural, business banking and SME customers constituted about 79% of total fees in Q1-2023

•	There was a treasury gain of ₹ 36 crore (US$ 5 million) in Q1-2023 compared to a gain of ₹ 290 crore (US$ 37 million) in Q1-2022

•	Provisions (excluding provision for tax) declined by 60% year-on-year to ₹ 1,144 crore (US$ 145 million) in Q1-2023 from ₹ 2,852 crore (US$ 361 million) in Q1-2022. Provisions for Q1-2023 include contingency provision of ₹ 1,050 crore (US$ 133 million) made on a prudent basis

•	The profit before tax grew by 52% year-on-year to ₹ 9,165 crore (US$ 1.2 billion) in Q1-2023 from ₹ 6,043 crore (US$ 765 million) in Q1-2022

•	On a standalone basis, the profit after tax grew by 50% year-on-year to ₹ 6,905 crore (US$ 874 million) in Q1-2023 from ₹ 4,616 crore (US$ 585 million) in Q1-2022

Growth in digital and payments platforms

In December 2020, the Bank had expanded its mobile banking app, iMobile, to iMobile Pay which offers payment and banking services to customers of any bank. There have been 73 lakh activations of iMobile Pay from non-ICICI Bank account holders as of June 30, 2022.

The value of credit card spends in Q1-2023 grew by 13% sequentially and was two times the value of spends in Q1-2022 driven by improvement in discretionary spending, higher activation rate through digital onboarding of customers, including Amazon Pay credit cards, and diversification through commercial cards. The Bank has issued more than 3.2 million Amazon Pay credit cards since its launch.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

During the quarter, the Bank launched Campus Power, an online platform providing various banking solutions such as loans, bank accounts, foreign exchange remittances and value added services to the student ecosystem for higher education in India and abroad.

The business banking and SME franchise continues to grow on the back of digital offerings and platforms like InstaBIZ. The value of financial transactions on InstaBIZ grew by about 57% year-on-year in Q1-2023. In line with the philosophy of open architecture, the Bank recently made the InstaBIZ app interoperable. Various features of the app are now available to all merchants including those who do not have a current account with the Bank. Through ‘InstaOD Plus’, customers of any bank can avail an overdraft (OD) up to ₹ 25 lakh instantly. Customers of ICICI Bank can activate the OD into their current account instantly, while customers of other banks can do so after opening a current account with the Bank digitally by using Video KYC. There have been about 120,000 registrations from non-ICICI Bank account holders on InstaBIZ till June 30, 2022.

The value of the Bank’s merchant acquiring transactions through UPI in Q1-2023 grew by 27% over Q4-2022 and was 2.3 times the value of transactions in Q1-2022. The Bank is the market leader in electronic toll collections through FASTag. The Bank had a market share of about 32% by value in electronic toll collections through FASTag in Q1-2023, with a 53% year-on-year growth in collections.

The Bank’s supply chain solutions, DigitalLite and CorpConnect, enable corporates to seamlessly manage their supply chain financing, payments, collection and reconciliation requirements of their dealers and vendors in a convenient and paperless manner. The value of transactions through these supply chain solutions in Q1-2023 was 2.4 times the value of transactions in Q1-2022.

Recently, the Bank launched a revamped OneSCF, an integrated supply chain platform providing corporate customers, their vendors and dealers with a one-stop solution to efficiently manage their working capital requirements.

The Bank has created more than 20 industry specific STACKs which provide bespoke and purpose-based digital solutions to corporate clients and their ecosystems. The volume of payment and collection transactions through Application Programme Interface (API) based solutions in Q1-2023 was 3.7 times the volume of transactions in Q1-2022.

Credit growth

The retail loan portfolio grew by 24% year-on-year and 5% sequentially, and comprised 53.1% of the total loan portfolio at June 30, 2022. Including non-fund outstanding, the retail portfolio was 44.0% of the total portfolio at June 30, 2022. The rural portfolio grew by 8% year-on-year and was flat sequentially at June 30, 2022. The business banking portfolio grew by 45% year-on-year and 7% sequentially at June 30, 2022. The SME business, comprising borrowers with a turnover of less than ₹ 250 crore (US$ 32 million), grew by 32% year-on-year and declined by 3% sequentially at June 30, 2022. The domestic wholesale banking portfolio grew by 14% year-on-year and 4% sequentially at June 30, 2022. The domestic advances grew by 22% year-on-year and 4% sequentially at June 30, 2022. Total advances increased by 21% year-on-year and 4% sequentially to ₹ 895,625 crore (US$ 113.4 billion) at June 30, 2022.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Deposit growth

Total period-end deposits increased by 13% year-on-year to ₹ 1,050,349 crore (US$ 133.0 billion) at June 30, 2022. Average current account deposits increased by 23% year-on-year and 3% sequentially in Q1-2023. Average savings account deposits increased by 19% year-on-year and 4% sequentially in Q1-2023. Period-end term deposits increased by 11% year-on-year to ₹ 558,235 crore (US$ 70.7 billion) at June 30, 2022.

The Bank had a network of 5,534 branches and 13,379 ATMs at June 30, 2022.

Asset quality

The gross NPA ratio declined to 3.41% at June 30, 2022 from 3.60% at March 31, 2022 and 5.15% at June 30, 2021. The net NPA ratio declined to 0.70% at June 30, 2022 from 0.76% at March 31, 2022 and 1.16% at June 30, 2021. During Q1-2023, there were net additions of ₹ 382 crore (US$ 48 million) to gross NPAs compared to net deletions of ₹ 489 crore (US$ 62 million) in Q4-2022 and net additions of ₹ 3,604 crore (US$ 456 million) in Q1-2022. The gross NPA additions were ₹ 5,825 crore (US$ 738 million) in Q1-2023 compared to ₹ 4,204 crore (US$ 532 million) in Q4-2022. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 5,443 crore (US$ 689 million) in Q1-2023 compared to ₹ 4,693 crore (US$ 594 million) in Q4-2022. The gross NPAs written-off in Q1-2023 were ₹ 1,126 crore (US$ 143 million). The provisioning coverage ratio on NPAs was 79.6% at June 30, 2022.

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 7,376 crore (US$ 934 billion) or 0.8% of total advances at June 30, 2022 from ₹ 8,267 crore (US$ 1.0 billion) at March 31, 2022. The Bank holds provisions amounting to ₹ 2,290 crore (US$ 290 million) against these borrowers under resolution, as of June 30, 2022. In addition, the Bank held contingency provisions of ₹ 8,500 crore (US$ 1.1 billion) at June 30, 2022. The loan and non-fund based outstanding to performing borrowers rated BB and below reduced to ₹ 8,209 crore (US$ 1.0 billion) at June 30, 2022 from ₹ 10,808 crore (US$ 1.4 billion) at March 31, 2022.

Capital adequacy

Including profits for Q1-2023, the Bank’s total capital adequacy ratio at June 30, 2022 was 18.74% and Tier-1 capital adequacy was 17.95% compared to the minimum regulatory requirements of 11.70% and 9.70% respectively.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Consolidated results

The consolidated profit after tax increased by 55% year-on-year to ₹ 7,385 crore (US$ 935 million) in Q1-2023 from ₹ 4,763 crore (US$ 603 million) in Q1-2022.

Consolidated assets grew by 13% year-on-year to ₹ 1,742,777 crore (US$ 220.7 billion) at June 30, 2022 from ₹ 1,536,731 crore (US$ 194.6 billion) at June 30, 2021.

Key subsidiaries and associates

Value of New Business (VNB) of ICICI Prudential Life Insurance (ICICI Life) increased by 32% year-on-year to ₹ 471 crore (US$ 60 million) in Q1-2023. The VNB margin increased from 28.0% in FY2022 to 31.0% in Q1-2023. The annualised premium equivalent increased by 25% year-on-year to ₹ 1,520 crore (US$ 192 million) in Q1-2023. The profit after tax was ₹ 156 crore (US$ 20 million) in Q1-2023 compared to a loss of ₹ 186 crore (US$ 24 million) in Q1-2022.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) grew by 28.2% year-on-year to ₹ 5,370 crore (US$ 680 million) in Q1-2023 from ₹ 4,188 crore (US$ 530 million) in Q1-2022. The combined ratio was 104.1% in Q1-2023 compared to 123.5% in Q1-2022. The profit after tax of ICICI General grew by 79.6% to ₹ 349 crore (US$ 44 million) in Q1-2023 from ₹ 194 crore (US$ 25 million) in Q1-2022. Numbers for Q1-2022 have been restated to reflect the Scheme of Arrangement between ICICI General and Bharti AXA General Insurance Company.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, was ₹ 274 crore (US$ 35 million) in Q1-2023 compared to ₹ 311 crore (US$ 39 million) in Q1-2022.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, was ₹ 305 crore (US$ 39 million) in Q1-2023 compared to ₹ 380 crore (US$ 48 million) in Q1-2022.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

₹ crore

	FY2022	Q1-2022	Q4-2022	Q1-2023
	Audited	Unaudited	Audited	Unaudited
Net interest income	47,466	10,936	12,605	13,210
Non-interest income	17,614	3,706	4,608	4,629
- Fee income	15,687	3,219	4,366	4,243
- Dividend income from subsidiaries/associates	1,829	410	232	347
- Other income	98	77	10	39
Less:
Operating expense	26,733[2]	6,037	7,049[2]	7,566
Core operating profit[1]	38,347	8,605	10,164	10,273
- Treasury income	903	290	129	36
Operating profit	39,250	8,895	10,293	10,309
Less:
Total net provision	8,641	2,852	1,069	1,144
Contingency provisions[3]	(25)	(1,050)	1,025	1,050
Other provisions	8,666	3,902	44	94
Profit before tax	30,609	6,043	9,224	9,165
Less:
Provision for taxes	7,270	1,427	2,205	2,260
Profit after tax	23,339	4,616	7,019	6,905

1.	Excluding treasury income

2.	The Reserve Bank of India, through its clarification dated August 30, 2021, has advised banks that the fair value of share-linked instruments granted after June 30, 2021 should be recognised as an expense. Accordingly, the Bank has changed its accounting policy from intrinsic value method to fair value method for valuation of all stock options granted after June 30, 2021 under its Employee Stock Options Scheme. The fair value of stock options is estimated on the date of grant using Black-Scholes model and is recognised as employee expense over the vesting period. Accordingly, the Bank has accounted for additional employee expenses of ₹ 129 crore (US$ 16 million) during Q1-2023, ₹ 69 crore (US$ 9 million) during Q4-2022, and ₹ 263 crore (US$ 33 million) during FY2022 with a consequent reduction in profit after tax by the said amount

3.	The Covid-19 pandemic impacted economic activity during the last two fiscal years. Currently, while the number of new Covid-19 cases have reduced significantly and the Government of India has withdrawn Covid-19 related restrictions, the future trajectory of the pandemic may have an impact on the results of the Bank and the Group.

During Q1-2023, the Bank has made an additional contingency provision of ₹ 1,050 crore (US$ 133 million) on a prudent basis. Accordingly, the Bank holds contingency provision of ₹ 8,500 crore (US$ 1.1 billion) at June 30, 2022.

4.	Prior period numbers have been re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary balance sheet

₹ crore

	30-Jun-21	31-Mar-22	30-Jun-22
	Unaudited	Audited	Unaudited
Capital and liabilities
Capital	1,385	1,390	1,391
Employee stock options outstanding	3	266	387
Reserves and surplus	150,988	168,856	176,100
Deposits	926,224	1,064,572	1,050,349
Borrowings (includes subordinated debt)	89,131	107,231	115,454
Other liabilities	52,923	68,983	71,900
Total capital and liabilities	1,220,654	1,411,298	1,415,581

Assets
Cash and balances with Reserve Bank of India	67,315	109,523	90,759
Balances with banks and money at call and short notice	38,549	58,300	22,464
Investments	294,849	310,241	321,252
Advances	738,598	859,020	895,625
Fixed assets	8,956	9,374	9,400
Other assets	72,387	64,840	76,081
Total assets	1,220,654	1,411,298	1,415,581

1.	Prior period figures have been re-grouped/re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, and the impact of the Covid-19 pandemic which could result in fewer business opportunities, lower revenues, and an increase in the levels of non-performing assets and provisions, depending inter alia upon the period of time for which the pandemic extends, the remedial measures adopted by governments and central banks, and the sustenance of economic activity at normal levels after the pandemic, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icicibank.com or Aashwij Mallya at aashwij.mallya@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 78.97

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	July 23, 2022	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager